FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of Corporate Financial & Accounting Group

Date: March 30, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1. English translation of a change in a representative director filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

English translation of a change in a representative director filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

1. Reason for Filing

To report the resignation of a representative director of Kyocera Corporation (the “Company”) at the meeting of the board of directors of the Company held on March 27, 2009, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2. Matters reported

1) Retiring representative director

Name (Date of birth)	New position as a director	New position as an executive officer	Former position as a director	Former position as an executive officer	Effective date of change	Shares of the Company owned as of March 30, 2009 (in thousands)
Naoyuki Morita (Apr. 8, 1942)	Director	—	Vice Chairman and Representative Director	—	April 1, 2009	3

*	Naoyuki Morita is scheduled to resign from the office of director at the annual general meeting of shareholders to be held in June 2009.